UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) and authorized by the Spanish Securities Market Commission (CNMV) on September 5, 2025 (the “Offer”), whose acceptance period commenced on September 8, 2025, BBVA hereby informs that its Board of Directors has resolved to amend the terms of the Offer by improving the consideration offered (currently, one BBVA ordinary share and 0.70 euros in cash for each 5.5483 Banco Sabadell ordinary shares), with a change in its nature, becoming an entirely exchange consideration of newly issued ordinary shares of BBVA, at an exchange ratio of one ordinary BBVA share for every 4.8376 ordinary shares of Banco Sabadell.

It is hereby stated that BBVA’s Board of Directors has taken the decision to waive both making any further improvements to the consideration of the Offer, pursuant to the provisions of Article 31.1 of Royal Decree 1066/2007 and the extension, under Article 23.2 of Royal Decree 1066/2007, of the acceptance period following its resumption once the amendment of the Offer has been authorized by the CNMV.

Today, September 22, 2025, BBVA will submit the request for authorization of the amendment to the Offer, together with the Offer prospectus supplement, an independent expert report attesting the improvement of the consideration and other required documentation, as provided in Article 31, sections 1, 3 and 4 of of Royal Decree 1066/2007.

Madrid, September 22, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 22, 2025
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A